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                            November 27, 2023

       Jeff Kim
       Chief Executive Officer
       SHOREPOWER TECHNOLOGIES INC.
       5291 NE Elam Young Pkwy, Suite 160
       Hillsboro, OR 97124

                                                        Re: SHOREPOWER
TECHNOLOGIES INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-274184

       Dear Jeff Kim:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

       Amendment No. 2 to Form S-1 filed on November 13, 2023

       Cover Page

   1. Please revise the cover page to state that the offering amount consists of 14,817,272 shares of common stock
currently outstanding and 11,000,000 shares of common stock
                                                        underlying warrants.
       Risk Factors
       Computer malware, viruses, ransomware..., page 15

   2. We note your revisions in response to comment 6. Please explain the reference to
                                                        ChargePoint in the
fourth sentence of the first paragraph.
 Jeff Kim
FirstName LastNameJeff  Kim
SHOREPOWER      TECHNOLOGIES INC.
Comapany 27,
November  NameSHOREPOWER
              2023          TECHNOLOGIES INC.
November
Page  2   27, 2023 Page 2
FirstName LastName
Index to Consolidated Financial Statements, page F-1

3. We note the changes made in response to comment 17. We also note that Shurepower
         LLC has a December 31 year-end and that the merger with United States Basketball
         League, Inc. was consummated on March 22, 2023. Please explain to us why you have not provided audited financial statements of Shurepower LLC for the year ended December
         31, 2022. Tell us how you have complied with Rule 8-02 of Regulation S-X which requires you to provide audited financial statements of the accounting acquirer and predecessor entity as of the end of and for each of its most recent two fiscal years.
4. Also, clarify for us whether Shurepower LLC changed its fiscal year end following the reverse recapitalization consummated on March 22, 2023. If so, please revise the interim financial statements to disclose that information.
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing